Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                                                CUSIP: 12560PDK4




PRICING SUPPLEMENT NO. 3
Dated November 30, 2004 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004



                                   $50,000,000




                                     [LOGO]


                                 CIT Group Inc.

                 Consumer Price Index Linked Floating Rate Notes
                              Due December 14, 2016













                               Wachovia Securities

(X) Senior Note                         (  ) Subordinated Note

Principal Amount:                       $50,000,000

Proceeds to Corporation:                98.25% or $49,125,000

Underwriters' Commission:               1.75% or $875,000

Issue Price:                            100.00% or $50,000,000

Original Issue Date:                    December 14, 2004

Form:                                   Global Note

Maturity Date:                          December 14, 2016, provided that if
                                        such day is not a Business Day, the
                                        payment of principal and interest
                                        may be made on the next succeeding
                                        Business Day, and no interest on
                                        such principal will accrue for the
                                        period from and after the Maturity
                                        Date.

Business Day:                           Any day that is neither a legal holiday
                                        nor a day on which banking institutions
                                        are authorized or required by law or
                                        regulation (including any executive
                                        order) to close in the City of New York.

Interest Rate:                          From and including December 14, 2004 to
                                        but excluding January 14, 2005, the
                                        Notes will bear interest at 5.39%;
                                        thereafter, the interest rate for the
                                        Notes for each Interest Reset Period
                                        will be the Consumer Price Index
                                        Adjustment Rate, which will be derived
                                        from a formula based on the Consumer
                                        Price Index ("CPI") (as described
                                        below), plus the Spread.

Spread:                                 +220 basis points (2.20%)

Interest Reset Period:                  Monthly. Each period from and including
                                        an Interest Reset Date to but excluding
                                        the next succeeding Interest Reset Date.

Interest Reset Dates:                   The 14th calendar day of each month,
                                        commencing on January 14, 2005, provided that if any such day would otherwise fall on a day that is not a Business
                                        Day, then the Interest Reset Date will
                                        be the next succeeding Business Day.

Interest Determination Dates:           Each Interest Reset Date.

Interest Payment Dates:                 Interest will be paid on the Maturity
                                        Date and on the 14th calendar day of
                                        each month, commencing on January 14,
                                        2005, provided that if any such day is
                                        not a Business Day, then the interest
                                        payment will be made on the next
                                        succeeding Business Day as if it were
                                        made on the date that the interest
                                        payment was due, and no interest will
                                        accrue on the amount payable for the
                                        period from and after such Interest
                                        Payment Date or the Maturity Date, as
                                        the case may be.

Calculation of Interest:                The interest rate for the Notes for each
                                        Interest Reset Period from and including
                                        January 14, 2005 to but excluding the
                                        Maturity Date will be the sum of the
                                        Consumer Price Index Adjustment Rate (as described below) and the Spread (2.20%).

                                        The Consumer Price Index Adjustment Rate will be determined as of the applicable Interest Determination Date pursuant to the following formula:

                                        [(CPIt - CPIt-12) / CPIt-12]

                                        Where:

                                            "CPI" is the non-seasonally adjusted
                                        U.S. City Average All Items Consumer
                                        Price Index for All Urban Consumers,
                                        published monthly by the Bureau of
                                        Labor Statistics of the U.S. Department
                                        of Labor, as reported on Bloomberg page
                                        CPURNSA or any successor service.

                                            "CPIt" is the CPI for the second
                                        calendar month prior to an Interest
                                        Reset Date as published and reported on
                                        Bloomberg CPURNSA in the calendar month
                                        prior to such Interest Reset Date.

                                            "CPIt-12" is the Index Level of CPI
                                        for the month 12 months prior to CPIt.

                                        For example, for the Interest Period
                                        from and including December 14, 2004 to
                                        but excluding January 14, 2005, CPIt
                                        will be the CPI for October 2004 and
                                        CPIt-12 will be the CPI for October
                                        2003. The CPI for October 2004 was
                                        published by the Bureau of Labor
                                        Statistics of the U.S. Department of
                                        Labor and reported on Bloomberg CPURNSA
                                        in November 2004 and the CPI for October
                                        2003 was published and reported in
                                        November 2003.

                                        Intermediate calculations will be
                                        rounded to five decimal places and
                                        coupon calculations will be rounded to
                                        three decimal places.

Minimum Interest Rate:                  0.00%

Maximum Interest Rate:                  Maximum rate permitted by New York law.

Day Count Convention:                   Actual/Actual

Specified Currency:                     U.S. Dollars ($)

Denominations:                          The Notes will be issued in
                                        denominations of $1,000 and integral
                                        multiples of $1,000.

Delivery:                               The Notes are expected to be delivered
                                        in book-entry form only, to purchasers
                                        through The Depository Trust Company, on or about December 14, 2004.

Exchange Listing:                       None

Trustee, Registrar, Calculation         J.P. Morgan Trust Company, National
   Agent, Authenticating Agent          Association
   and U.S. Paying Agent:

CUSIP:                                  12560PDK4


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


                             ADDITIONAL RISK FACTORS

      You should carefully consider the following discussion of risks, and the other information provided and incorporated by the accompanying reference in this pricing supplement and the accompanying Prospectus, dated October 28, 2004 and the accompanying Prospectus Supplement, dated October 29, 2004. The Notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the Notes, about our financial condition, operations and business or financial matters in general. You should not purchase the Notes unless you understand, and know that you can bear, these risks.

      Historical changes in the Consumer Price Index ("CPI") are not necessarily indicative of future changes.

      Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Changes in the level of the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors that we, the agents and their affiliates do not control and cannot foresee. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the rate of interest payable on the Notes but it is impossible to predict whether the level of the CPI will rise or fall.

      During periods of reduced inflation or during periods of deflation, the interest rate applicable to the Notes for any interest payment period may be less than the Spread and could be as low as zero.

      During periods of reduced inflation, the amount of interest payable on the Notes will decrease. If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to 2.20%, which is referred to as the Spread. If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the Spread. In some cases, owners of the Notes could receive only the minimum interest rate, which is 0.00%.

      The yield on the Notes may be lower than the yield on a standard debt security of comparable maturity.

      The amounts we will pay you on Interest Payment Dates and the Maturity Date may be less than the return you could have earned on other investments. Because the level of the CPI as of each Interest Payment Date may be less than, equal to or only somewhat greater than its value as of the previous Interest Payment Date, and because interest payments after January 14, 2005 are determined by the level of the CPI, the effective yield to maturity on the Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of CIT Group Inc. of comparable maturity. In addition, any such return may not fully compensate you for any opportunity cost to you when other factors relating to the time value of money are taken into account.

      Changes in the CPI may not correlate with changes in interest rate indices applicable to other notes issued by us.

      Changes in the CPI may bear little or no relationship to changes in interest rate indices (such as those described in the Prospectus Supplement, dated October 29, 2004) that may be applicable to other floating rate notes that we issue. As a result, at any time, your interest rate may be below the interest rates payable on other non-callable floating rate debt securities of similar maturity issued by us.


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


                            THE CONSUMER PRICE INDEX

         The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics of the U.S. Department of Labor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time based reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

      The following table sets forth the CPI from January 1999 to October 2004, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.


                Month               2004   2003   2002    2001   2000   1999
                --------            -----  -----  -----   -----  -----  -----
                January             185.2  181.7  177.1   175.1  168.8  164.3
                February            186.2  183.1  177.8   175.8  169.8  164.5
                March               187.4  184.2  178.8   176.2  171.2  165.0
                April               188.0  183.8  179.8   176.9  171.3  166.2
                May                 189.1  183.5  179.8   177.7  171.5  166.2
                June                189.7  183.7  179.9   178.0  172.4  166.2
                July                189.4  183.9  180.1   177.5  172.8  166.7
                August              189.5  184.6  180.7   177.5  172.8  167.1
                September           189.9  185.2  181.0   178.3  173.7  167.9
                October             190.9  185.0  181.3   177.7  174.0  168.2
                November              --   184.5  181.3   177.4  174.1  168.3
                December              --   184.3  180.9   176.7  174.0  168.3

      As stated in the "Additional Risk Factors--Historical Changes in the Consumer Price Index ("CPI") are not necessarily indicative of future changes", movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.


         If a previously reported CPI is revised, the Calculation Agent will continue to use the previously reported CPI in calculating floating amounts. If the CPI is rebased to a different year, the Calculation Agent will continue to use the CPI based on the base reference year in effect on November 30, 2004.

         If, while an inflation-indexed security issued by the United States Treasury ("Treasury Inflation-Protection Security") is outstanding, the applicable CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities, or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities (each, a "Material Alteration"), the U.S. Treasury has announced that, after consulting with the Bureau of Labor Statistics of the U.S. Department of Labor, or any successor agency, the U.S. Treasury will substitute an appropriate alternative index and will notify the public of the substitute index and how it will be applied (the "Substitute Index and Methodology"). Determinations of the Secretary of the U.S. Treasury in this regard will be final. If the U.S. Treasury announces a Substitute Index and Methodology for determining the CPI while a Treasury Inflation-Protection Security is outstanding, the Consumer Price Index Adjustment Rate will be calculated based on such


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


Substitute Index and Methodology. Determination of the Calculation Agent of the Consumer Price Index Adjustment Rate utilizing the Substitute Index and Methodology will be final.

         For any date in respect of which the Consumer Price Index Adjustment Rate is determined (a "Reference Date"), if (i) while a Treasury Inflation-Protection Security that requires a determination of the CPI for such Reference Date (the "Reference TIP") is outstanding, a Material Alteration has occurred, and the U.S. Treasury has not notified the public of a Substitute Index and Methodology or (ii) while a Reference TIP is not outstanding, and in the judgment of the Calculation Agent the CPI is (A) discontinued, (B) fundamentally altered in a manner materially adverse to the interests of an investor in bonds the interest on which is calculated based upon the CPI for such Reference Date ("Reference CPI Bonds"), or (C) altered by legislation or executive order in a manner materially adverse to the interests of an investor in Reference CPI Bonds, then the Calculation Agent will substitute an appropriate alternative index and will determine how it will be applied, which, in the judgment of the Calculation Agent, will result in payments which are substantially the same as those which would have been calculated utilizing the methodology for determining CPI applicable on November 30, 2004. Determinations of the Calculation Agent in this regard will be final.

         If the CPI for a particular month is not reported by the last day of the following month, the U.S. Treasury has indicated that it will announce an index number based on the last twelve-month change in the CPI available (the "Substitute Index Number"). Any calculations that rely on that month's CPI will be based on the Substitute Index Number.

         In the event that the Secretary of the U.S. Treasury has not announced a Substitute Index Number pursuant to the immediately preceding paragraph, then the Calculation Agent will determine the Substitute Index Number in accordance with general market practice at the time.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

                  The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated October 29, 2004). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004.

                  CIT intends to treat the Notes for U.S. federal income tax purposes as "variable rate debt instruments" that provide for a stated interest at a "single objective rate." Assuming the Notes are so treated, a U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Notes bear interest at a fixed interest rate that reflects the yield that is reasonably expected for the Notes, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

                  U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.


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


                              PLAN OF DISTRIBUTION

         We have entered into a terms agreement, dated as of November 30, 2004, with Wachovia Capital Markets, LLC ("Wachovia"). Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to Wachovia, and Wachovia has agreed to purchase, the entire principal amount of the Notes being offered pursuant to this pricing supplement.

         We have been advised by Wachovia that it proposes initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 1.25% of the principal amount of the Notes. Wachovia may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 1.25% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

         The Notes are a new issue of securities with no established trading market. Wachovia has advised us that they intend to make a market in the Notes, but Wachovia is not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

         The terms agreement provides that the obligations of Wachovia are subject to certain conditions precedent and Wachovia will purchase all the Notes if any are purchased.

         In connection with this offering, Wachovia and its respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which Wachovia and its affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. Wachovia also may create a short position for its own account by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, Wachovia may purchase Notes in the open market following completion of this offering to cover its short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

         Wachovia and its affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

         The terms agreement provides that CIT will indemnify Wachovia against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments Wachovia may be required to make in respect thereof.


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